Exhibit 99.1

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of Shareholders of Foresight Autonomous Holdings Ltd. (the “Company”) will be held at the Company’s offices, at 7 Golda Meir Str., Ness Ziona, Israel, on January 28, 2019, at 3:00 p.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The agenda of the Meeting:

1.	To approve an amended and restated compensation policy for Company’s officers.

2.	To approve an extension of Mr. Haim Siboni’s engagement as the Company’s Chief Executive Officer.

3.	To approve terms of service of Mrs. Sivan Siboni Scherf, the Company’s VP Human Recourses Officer and a daughter of our controlling shareholder.

4.	To approve a new development services agreement between Foresight Automotive Ltd., the Company’s wholly owned subsidiary, and Magna B.S.P Ltd. (“Magna”).

The Board of Directors recommends that you vote in favor of all the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on December 24, 2018 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the ordinary shares, without par value, of the Company (the “Ordinary Shares”) represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than January 28, 2019, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than January 28, 2019, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 4760 – 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to the Company a proof of ownership in accordance with the Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Detailed voting instructions are provided in the Proxy Statement.

Sincerely,

Michael Gally
Chairman of the Board of Directors

December 21, 2018

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NESS-ZIONA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

JANUARY 28, 2019

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Foresight Autonomous Holdings Ltd. (the “Company”) for use at the Company’s extraordinary general meeting of shareholders (the “Meeting”) to be held on Monday, January 28, 2019, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, without par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than one third of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Monday, February 4, 2019, at 3:00 p.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), Proposal No. 1 described hereinafter requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the Company’s compensation policy (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (the “Compensation Policy Majority”).

Pursuant to the Companies Law, each of the Proposals No. 2 through 4 described hereinafter requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who do not have personal interest in the approval of the transaction (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Shareholders or ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Eli Yoresh, at 7 Golda Meir Str., Ness Ziona, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or maya.tase.co.il. Position Statements should be submitted to the Company no later than Friday, January 18, 2019. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

PROPOSAL 1

APPROVAL OF THE AMENDED AND RESTATED COMPENSATION POLICY FOR COMPANY’S OFFICERS

Pursuant to the Companies Law, all public Israeli companies, including Dual Companies, such as the Company, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for executive and director compensation. The Company’s compensation policy in place is being reviewed from time to time by the Audit and Compensation Committee of the Board of Directors (the “Audit and Compensation Committee”) and the Board of Directors, and submitted to the approval of the Company’s shareholders in accordance with the Companies Law (the current compensation policy of the Company, as approved by the Company’s shareholders on July 17, 2017 – the “Current Compensation Policy”). On November 12, 2018 and November 14, 2018, the Audit and Compensation Committee and the Board of Directors, respectively, reviewed in depth the terms of our Current Compensation Policy, approved, and recommended the shareholders to approve, that our Current Compensation Police would be amended and restated as reflected in Exhibit A hereto (the “Amended and Restated Compensation Policy”).

The purpose of the proposed amendment is to update the Company’s compensation policy to meet the changing business environment where the Company operates and the compensation needs of its directors and officers, and reflect amendments that are required in light of the experience gained in the implementation of the Current Compensation Policy, as well as changes in the applicable law and changes in common practice among similar companies.

When considering the Amended and Restated Compensation Policy, our Audit and Compensation Committee and Board of Directors considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for directors and executive officers. The Audit and Compensation Committee and the Board of Directors also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant.

The proposed Amended and Restated Compensation Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individuals’ excellence, align the interests of the Company’s directors and executive officers with the long-term performance of the Company and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect the Company’s short and long-term goals, as well as the executive officer’s individual performance, while taking into account each executive’s skills, education, expertise and achievements. The Amended and Restated Compensation Policy includes limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Pursuant to the proposed Amended and Restated Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual performance bonus, special bonus, equity-based compensation, benefits and termination of employment arrangements.

A copy of the Amended and Restated Compensation Policy is attached hereto as Exhibit A1.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to amend and restate the Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of the Compensation Policy Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 2

APPROVAL OF AN EXTENSION OF MR. HAIM SIBONI’S ENGAGEMENT AS THE COMPANY’S CHIEF EXECUTIVE OFFICER

On December 22, 2015, the Company’s shareholders approved Mr. Haim Siboni’s current terms of compensation as the Company’s Chief Executive Officer. Mr. Siboni is the controlling shareholder of the Company and also serves as a director of the Company.

Pursuant to the Companies Law, all public Israeli companies, including Dual Companies, such as the Company, are required to approve transactions with their controlling shareholders, such as the proposed transaction, every three years.

Therefore, on November 12, 2018 and November 14, 2018, further to discussions on this matter held on their respective previous meetings, the Audit and Compensation Committee and the Board of Directors, respectively, approved extension of the agreement between the Company and Mr. Siboni (by a fully owned corporation of Mr. Siboni) (the “Services Agreement”), on the very same terms approved by the Company’s shareholders on December 22, 2015, and for up to additional three years commencing January 5, 2019, as detailed below:

1 A Hebrew version of the Amended and Restated Compensation Policy will be filed with the Israeli Securities Authority and the Tel-Aviv Stock Exchange.

Under the Services Agreement, Mr. Siboni shall personally provide the services of a chief executive officer (the “Services”) to the Company and Foresight Automotive Ltd., the Company’s fully owned subsidiary (the “Subsidiary”). The Services will include general roles of a chief executive officer, as requested by the Board of Directors from time to time. Mr. Siboni will render the Services faithfully and diligently for the benefit of the Company and the Subsidiary, with at least 80% of his working time devoted for the performance of the Services.

In consideration for the Services, the Company will pay Mr. Siboni a monthly fee of NIS 65,000 plus VAT. In addition, the Company shall bear travel and other expenses that are incurred for the purpose of the performance of Mr. Siboni duties, all in accordance with the Current Compensation Policy, as well as Amended and Restated Compensation Policy.

The Company may terminate the Services Agreement by giving a prior written notice of six (6) months (except of certain customary circumstances under which the Agreement may be terminated immediately). Mr. Siboni may terminate the Services Agreement by giving a prior written notice of three (3) months. During such advance notice period, Mr. Siboni will be required to continue rendering the Services (unless the Company has instructed him otherwise) and will be entitled to receive the consideration for such period.

In making its recommendation to the Company’s shareholders, the Audit and Compensation Committee and the Board of Directors each considered various factors, including, among others, (a) the Company's need to preserve the services provided by Mr. Siboni, in light of the significance and dependence of the Company on the continuance of his services due to the following factors: (i) as the founder of Magna B.S.P Ltd. (“Magna”), the developer of the Company’s core technology, Mr. Siboni has long-standing, close and direct knowledge of, and familiarity with, all technologies and products developed by the Company; (ii) consequently, Mr. Siboni is actively involved in all levels of daily operations of the Company, and replacing him would require a very long training process as well as replacement by a person with similar knowledge and experience to those of Mr. Siboni would require significant resources; (b) a direct linkage between Mr. Siboni compensation and the Company’s success, which compensation reflects a fair and reasonable value for his vital services and is considered customary for such positions in companies of similar scopes of activities, inter alia, based on benchmark analysis of the terms of compensation of chief executive officers performed by an independent consultant, BDO Consulting, as presented to the Audit and Compensation Committee and the Board of Directors (an extract of the said analysis are attached hereto as Exhibit B); and (c) Mr. Siboni’s position, responsibilities and previous compensation arrangements.

The Audit and Compensation Committee and Board of Directors found the Services Agreement and the consideration payable to Mr. Siboni thereunder, reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company and is in accordance with the Company’s Current Compensation Policy, as well as proposed Amended and Restated Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the extension of Mr. Siboni’s engagement as the Company’s Chief Executive Officer under the terms of the Services Agreement by and between the Company and Mr. Siboni as set forth in the Proxy Statement, for a period of up to three years commencing January 5, 2019.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 3

APPROVAL OF MRS. SIVAN SIBONI SCHERF’S TERMS OF OFFICE AS THE COMPANY’S VP HUMAN RESOURCES

Mrs. Sivan Siboni Scherf, Adv., the daughter of the controlling shareholder of the Company, Mr. Haim Siboni, is employed by the Company since March 1, 2016, and being paid a gross monthly salary of approximately NIS 9,000 (maximum amount allowed to be paid to a relative of a controlling shareholder under Israeli law, without requiring specific approval of the Company’s shareholders).

After 33 month period during which she actually filled such position, Mrs. Sivan Siboni Scherf was recently officially appointed as the Company’s VP Human Resources, and she also holds the position of a personal assistant to the Company’s Chief Executive Officer.

Following the approval of the Audit and Compensation Committee and the Board of Directors, the shareholders of the Company are requested to approve the following terms of office of Mrs. Siboni Scherf: for 80% position with the Company, Mrs. Siboni Scherf shall be paid a gross monthly salary of NIS 20,000 during the first year of service, commencing on the date of the shareholders’ approval, NIS 21,250 during the second year of service, and NIS 22,500 during the third year of service, as well social benefits in accordance with the applicable law; in addition, in her capacity as an officer of the Company, Mrs. Siboni Scherf shall be entitled to the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company’s officers; all of which is in accordance with the Company’s Current Compensation Policy, and Amended and Restated Compensation Policy (“Mrs. Siboni Scherf’s Compensation”). Mrs. Siboni Scherf’s Compensation was determined, inter alia, based on the scope of her position and responsibilities with the Company and the market compensation benchmark for similar executives. The significant increase in comparison to her previous compensation is due, in part, to the fact that statutory limitations previously prohibited higher compensation, as described above.

Subject to approval of the Company’s shareholders, Mrs. Siboni Scherf’s Compensation shall be in effect for a period of three years commencing on the date of such approval.

During the time in which she is not employed by the Company, Mrs. Siboni Scherf is employed, and is expected to continue to be employed, by Magna.

In making their recommendation to the Company’s shareholders, the Audit and Compensation Committee and the Board of Directors each considered various factors, including, among others, (a) Mrs. Siboni Scherf’s education, skills, expertise, professional experience and achievements; (b) Mrs. Siboni Scherf’s position, responsibilities and previous compensation arrangements; (c) whether Sivan Siboni Scherf’s Compensation reflects a fair and reasonable value for her services and is considered customary for such positions in companies of similar scopes of activities, inter alia, based on benchmark analysis of the terms of compensation of similar executives performed by an independent consultant BDO Consulting, and based on the compensation payable to other Company’s same rank executives2, as presented to the Audit and Compensation Committee and the Board of Directors (an extract of such analysis are attached hereto as Exhibit C); and (d) the high cost of potential replacement of Mrs. Siboni Scherf, in light of the wide scope of responsibilities and the variety of positions she fills with the Company, in relation to similar salaries of executives of other companies.

The Audit and Compensation Committee and the Board of Directors found Mrs. Siboni Scherf’s Compensation reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company and is in accordance with the Company’s Current as well as proposed Amended and Restated Compensation Policy.

2 Mrs. Siboni’s monthly salary constitutes approximately 65% of the average monthly salaries of the Company’s VPs (in terms of costs to the Company, based on a full-time position.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve Mrs. Siboni Scherf’s Compensation as set forth in the Proxy Statement, for a period of three years commencing as of the date of such approval.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 4

APPROVAL OF A DEVELOPMENT SERVICES AGREEMENT BETWEEN THE COMPANY AND MAGNA

On December 22, 2015, the Company’s shareholders approved a development services agreement (the “Current Development Agreement”) between the Subsidiary and Magna.

According to the Current Development Agreement, Magna provides the Subsidiary with software development and algorithmic services in consideration of monthly payments at agreed rates for each of Magna’s employees actually involved in rendering such services.

Pursuant to the Companies Law, all public Israeli companies, including Dual Companies, such as the Company, are required to approve transactions with their controlling shareholders, such as the proposed transaction, every three years.

On November 12, 2018 and November 14, 2018, further to the Company’s negotiations with Magna and discussions on this matter held on their respective previous meetings, the Audit and Compensation Committee and the Board of Directors, respectively, approved an extension of Magna’s engagement for up to an additional three years, commencing January 5, 2019, upon amended terms (the “New Development Agreement”). The Audit and Compensation Committee was actively involved in negotiating the terms and conditions of the New Development Agreement. Among others, the Audit and Compensation Committee instructed to present it with breakdown of Magna’s overhead costs, carefully analyzed same and insisted on keeping the rate of such costs identical to the rate set forth in the Current Development Agreement (of 32%), despite Magna’s initial request to increase the overhead costs.

The extract of those principal terms of the New Development Agreement which are proposed to be amended in comparison to the Current Development Agreement, is attached as Exhibit D to the Proxy Statement.

On November 12, 2018, the Audit and Compensation Committee also resolved that in light of the unique circumstances of the Development Agreement, no competing process should be established, and that the alternative costs survey presented by the Subsidiary (the “Alternative Costs Survey”) is deemed qualified as sufficient “other proceedings” in accordance with the provisions of Section 117 (1B) of the Companies Law. The Alternative Costs Survey is attached hereto as Exhibit E.

In making its recommendation, the Audit and Compensation Committee and the Board of Directors each considered various factors, including, among others, (a) the Subsidiary’s need to preserve the services provided by Magna, in light of the significance and dependence of the Subsidiary on the continuance of such services due to the following factors: (i) as the developer of the Company’s core technology Magna has the unique knowledge, capabilities and expertise in the field in which the Company operates and is capable to provide the services in the scope, and at the quality, required by the Subsidiary; (ii) Magna’s employees have extensive knowledge and experience in software development and algorithmics services and are experts in image processing and electro-optics; (iii) replacing Magna would require a long process of recruitment and training by the Subsidiary of respective employees – accordingly, in the event Magna’s engagement is not extended, under the given circumstances the Company and/or the Subsidiary shall incur one-time, as well as continuing, costs of recruitment and training, which are substantially higher than the proposed costs associated with Magna’s services, as reflected in the Alternative Costs Survey; (iv) termination of Magna’s services might adversely affect the Subsidiary’s development schedule and time to market; (b) the Company and the Subsidiary are well-acquainted with the services rendered by Magna in the last three years and are highly satisfied with their quality; the Company believes that the services rendered by Magna played a key role in the rapid development of the Company's products; (c) extension of Magna’s services is essential to the success of the Company, in particular since the Company is still at the stage of developing its technology; (d) possible increase in the New Monthly Consideration (as defined in Exhibit D hereto) is solely intended to retain Magna’s key employees involved in rendering the services to the Subsidiary and it may be effected only on a “back-to-back” basis, against actual and documented increases in such employees’ salaries; and (e) the right granted to the Subsidiary to terminate the New Development Agreement (whereas Magna is not granted the same right), in a manner that enables the Subsidiary to adjust its expenses to the Subsidiary’s actual requirements from to time, justifies the extension of Magna’s engagement and the costs thereof.

In addition, the Audit and Compensation Committee and Board of Directors found the terms of the New Development Agreement, as set forth in Exhibit D hereto, reasonable under the circumstances, beneficial to the Company than the customary market conditions, and that the approval thereof is in the best interests of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the New Development Agreement, on the terms and conditions set forth in Exhibit D to the Proxy Statement, for a period of up to three years commencing January 5, 2019.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Golda Meir Str., Ness Ziona 7403650, Israel.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the United States Securities and Exchange Commission (the “SEC”). Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED DECEMBER 21, 2018. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN DECEMBER 21, 2018, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Foresight Autonomous Holdings Ltd.

Eli Yoresh, Chief Financial Officer and Director

FORESIGHT AUTONOMOUS HOLDINGS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Haim Siboni, Chief Executive Officer and Director, Mr. Eli Yoresh, Chief Financial Officer and Director, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Foresight Autonomous Holdings Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the Company’s offices at 7 Golda Meir Str., Ness Ziona, Israel, on January 28, 2019, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Extraordinary Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF FORESIGHT AUTONOMOUS HOLDINGS LTD.

JANUARY 28, 2019

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To amend and restate the Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

1a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the Company’s compensation policy?*

☐	YES	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 1.

2.	To approve the extension of Mr. Siboni’s engagement as the Company’s Chief Executive Officer under the terms of the Services Agreement by and between the Company and Mr. Siboni as set forth in the Proxy Statement, for a period of up to three years commencing January 5, 2019.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of extension of Mr. Siboni engagement as the Company’s Chief Executive Officer under the terms of the Services Agreement between the Company and Mr. Siboni as set forth in the Proxy Statement?*

☐	YES	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2.

3.	To approve Mrs. Siboni Scherf’s Compensation as set forth in the Proxy Statement, for a period of three years commencing as of the date of such approval.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of Sivan Siboni Scherf’s Compensation?*

☐	YES	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.

4.	To approve the New Development Agreement, on the terms and conditions set forth in Exhibit D to the Proxy Statement, for a period of up to three years commencing January 5, 2019.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the New Development Agreement?*

☐	YES	☐	No

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

_____________;	_____________	_____________
NAME	SIGNATURE	DATE

_____________;	_____________	_____________
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Exhibit A

Amended and Restated Compensation Policy

Foresight Autonomous Holdings Ltd.

(the “Company”)

Remuneration Policy for Company’s Office Holders

1.	Introduction

1.1	Pursuant to the provisions of the Companies Law, 1999 (hereafter – “the Companies Law”), on November 14, 2018, the Company’s Board of Directors approved a remuneration policy (hereafter – “the remuneration policy”) with respect to the terms of service and employment of Company’s office holders[3] (hereafter – “the office holders”), after discussing and considering the recommendations of the Company’s Remuneration Committee regarding this matter.

1.2	The provisions of the remuneration policy shall be subject to the provisions of any cogent law applicable to the Company and its office holders in any territory.

1.3	The underlying principles and purposes of the Remuneration Policy are as follows: (a) promoting the Company’s goals, its work plan and its policy for the long-term; (b) remunerating and providing incentives to office holders, while considering the risks that the Company’s activities involve; (c) adjusting the remuneration package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to Company’s office holders by remunerating those entitled for remuneration under the Remuneration Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled officers in a global and competitive market; and (e) adjusting the remuneration of office holders to the contribution of the office holder to the achievement of the Company’s goals and maximization of its profits.

1.4	This Remuneration Policy is a multi-annual policy that will be effective for a period of three years from the date of its approval, in accordance with Section 267A(c) of the Companies Law. This policy shall be brought forward for re-approval by the Company’s Board of Directors and the general meeting of its shareholders (at the recommendation of the Company’s Remuneration Committee) after three years have elapsed since the date of approval thereof and so forth, unless any changes need to be made to the remuneration policy in accordance with the law and/or in accordance with the Company’s needs.

1.5	Without derogating from the provisions set out in Section 1.4 above, the Company’s Remuneration Committee and Board of Directors shall check, from time to time, whether the remuneration that is granted under this policy, does, indeed, comply with the terms of this policy and the parameters set therein for each Company office holder.

1.6	This remuneration policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenge it faces in recruiting and retaining high-quality officers in such an environment; it is also based on employment terms generally accepted in public companies operating in the Company’s area of activity and on existing employment agreements between the Company and its office holder, which – in order to remove any doubt – this policy cannot change.

2.	The remuneration policy

2.1	Components of the remuneration policy

In accordance with the Company’s remuneration policy, the remuneration of the Company’s office holders shall be based on all or some of the following components:

2.1.1	Basic salary component[4]– basic salary/monthly consultation fees;

2.1.2	Social and related benefits - social benefits as prescribed by law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, meals at the workplace, gifts on public holidays, etc.

3 The meaning of the term “office holder” is as defined in the Companies Law, i.e., general manager, chief business manager, deputy general manager, vice-general manager, any person filling any of these positions in the Company even if he holds a different title, and any other manager directly subordinate to the general manager.

4 Whenever the term “basic salary” is used in this remuneration policy, it refers to the “gross” monthly salary of that office holder, excluding any social benefits and related benefits). Whenever the term “annual basis salary” is used, it means the basic salary for the month of December in the relevant year times 12

2.1.3	Variable cash remuneration (bonus) – short and medium-term remuneration, which includes annual bonuses, which are based on results and achievement of targets. The Company may also determine that a certain office holder will be paid discretionary annual bonuses, taking into account his/her contribution to the Company and the restrictions placed under this policy.

2.1.4	Variable equity-based remuneration – share-based payment or another long-term remuneration (subject to the existence of valid long-term remuneration plans and provided that the Company decides to award such remuneration).

(the components in sections 2.1.3 and 2.1.4 above shall be called hereafter: “the variable components”).

At the time of approval of the remuneration package of an office holder, the Remuneration Committee and Board of Directors of the Company shall assess the compliance of each of those components and of the total cost of employment with the criteria set out in this plan.

2.2	Parameters for reviewing remuneration terms

As a general rule, some or all of the following parameters will be taken into account when reviewing the remuneration terms of a Company office holder.

2.2.1	Education, skills, expertise, tenure (specifically in the Company and in the office holder’s field of expertise in general), professional experience and achievements of the office holder;

2.2.2	The role of the office holder, his areas of responsibility and his employment terms under previous wage agreements entered into with this office holder;

2.2.3	The office holder’s contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability.

2.2.4	The extent of responsibility delegated to the office holder.

2.2.5	The Company’s need to recruit or retain an office holder with unique skills, knowledge or expertise.

2.2.6	Whether a material change has been made to the role or function of the office holder, or to the Company’s requirements from this office holder.

2.2.7	The size of the Company and the nature of its activities.

2.2.8	As to service and employment terms that include retirement grants – the term of service or employment of the office holder, the terms of his service and employment over the course of this period, the Company’s performances in the said period, the office holder’s contribution to the achievement of the Company’s goals, the maximization of its profits and the circumstances of the retirement.

2.2.9	(a) The market conditions of the industry in which the Company operates at any relevant time, including the office holder’s salary compared to the salaries of other office holders working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity (as described in section 2.3.1 below; (b) the availability of suitable candidates that can serve as office holders in the Company, the recruitment and retainment of the office holders and the need to offer an attractive remuneration package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities.

2.3	Payroll review

2.3.1	For the purpose of determining the payroll that can be offered to an office holder upon recruitment, the Company will review from time to time the payroll generally accepted in the relevant markets for similar positions in companies, which are similar to the Company in terms of its area of activity/scope of activity/complexity of activity/market value/ revenues and other relevant parameters (if such companies exist). The Company will strive that the number of companies in such comparison will be not less than five.

2.3.2	The payroll review will be conducted by the Company itself, or by an external advisor, at the Company’s discretion.

2.4	Remuneration terms to new office holders

As a general rule, the remuneration terms of new office holders shall be approved before they start working for the Company and not in retrospect, except in exceptional circumstances.

2.5	The ratio between the remuneration of office holders and the remuneration of all other Company employees

The ratio between the cost of terms of service and employment of Company’s office holders5 and the cost of payroll6 of all other Company employees (on a full-time basis):

The ratio between the average cost of salary of office holders and the average cost of salary of all other Company employees shall not exceed:	Active Chairman of the Board of Directors: up to 4 times CEO: up to 4 times VPs (and other office holders who report to the CEO): up to 2.5 times
The ratio between the cost of median payroll of office holders to cost of median payroll of of all other Company employees shall not exceed:	Active Chairman of the Board of Directors: up to 4 times CEO: up to 4 times VPs (and other office holders who report to the CEO): up to 2.5 times

In the opinion of the Company’s Remuneration Committee and Board of Directors, the said ratio is reasonable and appropriate and does not have an adverse effect on work relations in the Company, taking into account the nature of the Company, its size, the manpower mix employed therein, its area of activity and the areas of responsibility of each office holder.

2.6	Basic salary, benefits and other related benefits

2.6.1	The basic salary of a new Company office holder shall be determined taking into accounts the parameters described in section 2.2 above and the conclusions of the payroll review described in section 2.3 above (should such a review be conducted).

2.6.2	The basic salary shall be in absolute numbers. The Company may determine that an office holder’s salary shall be linked to a certain currency or index.

2.6.3	In any case, the monthly cost of payroll[4] shall not exceed the maximum amount set out below in respect of full-time position (linked to the Consumer Price Index commencing December 2018):

Position	Maximum monthly cost of payroll in ILS*

Active chairman of the Board of Directors	85,000
Company’s CEO	100,000
Vice Presidents and other office holders who report to the CEO	65,000

*	The amounts presented above are in respect of a full-time position; those amounts shall change in proportion to the scope of position of the office holder.

5 Cost of terms of service and employment of Company office holders for the purpose of this analysis include the existing remuneration of the office holders and an amount that reflects the annual bonus ceiling (as defined below) that is set by the remuneration policy set forth below.

6 “Cost of payroll” – basic salary + benefits in terms of cost to the employer.

2.6.4	Social benefits[7], related benefits, reimbursement of expenses

The remuneration package may include benefits that are generally acceptable in the market, such as vacation pay8, contributions towards pension, life insurance, training fund saving, health insurance, social rights and benefits, mobile phone (including grossing up of the taxable value of the phone), internet and landline, gifts on public holidays, recreation, medical tests, medical insurance and/or undertaking such an insurance policy and other expenses, all as approved by the Remuneration Committee and the Company’s Board of Directors, at their discretion and in accordance with the applicable Company policy.

2.6.5	Vehicle

Company office holders shall be entitled to receive participation in vehicle expenses or a Company vehicle (including by way of leasing) in accordance with acceptable standards for office holders holding similar positions in companies operating in the Company’s area of activity, or in companies, whose scope of activities is similar to that of the Company, including grossing up the taxable value of this benefit, fuel expenses, licensing, insurance and other related expenses.

2.6.6	Insurance, indemnification and exemption

2.6.6.1	Company’s office holders shall be entitled to insurance coverage to be provided by a liability insurance policy of directors and office holders, which the Company will purchase from time to time, subject to the approvals required by law.

2.6.6.2	Subject to the provisions of the law, as amended from time to time, and without detracting from the provisions of section 2.6.6.1 above, the Company’s office holders shall be entitled to benefit from coverage provided by a liability insurance of directors and office holders, which the Company will purchase from time to time, subject to the approval of the Remuneration Committee alone (and the approval of the Board of Directors, if required by law), provided that the insurance policy meets the following criteria and provided that the engagement with the insurer is entered into under market conditions and will not have a material effect on the Company’s profitability, its assets or liabilities:

Directors and office holders in the Company shall be entitled to benefit from coverage provided by a liability insurance of directors and office holders, in a limit of $ 50 million per claim and over the insurance period covered by that policy (plus $ 3 million litigation expenses in excess of the abovementioned limit) (the “policy”). Total annual premium that the Company will pay to an insurance company for the policy shall not exceed a total of $ 200,000. The policy will renew each year, in similar conditions and subject to the approvals required by law, for additional periods of 18 months each.

7 As to an office holder that has entered into engagement with the Company whereby no employer-employee relationship exists, the Company may pay the social benefits described above on top of his salary in lieu of the said expenses.

8 An office holder shall be entitled to annual leave as prescribed by law, but the Company grant him further paid leave up to a ceiling of 24 working days per year. The Company may allow the office holder to accumulate vacation days over his term of office in accordance with Company’s procedures.

In addition, the Company shall be entitled to purchase a POSI insurance policy (Public Offering of Securities Insurance) that will supplement the insurance coverage for events that were not taken into account at the time of purchasing the insurance policy (such as a share offering, share offering in a foreign stock exchange, financing, or publication of a prospectus, etc. in limit and the maximal coverage that shall not exceed $ 15 million, and premium that shall not exceed $ 200,000.

The Purpose of the abovementioned insurance policies is to entitle the Company’s directors and office holders a defense against lawsuits, while the conditions of the insurance policies are determined in negotiations between the Company and the insurance companies, taking under account the Company’s size and fields of activities, the geographical spread of the Company's operations, the risk management policy of the Company, the number of office holders insured by the policies, and customary and acceptable conditions in the market in such field.

2.6.6.3	The Company’s office holders may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association. The overall amount of indemnification per event to all office holders shall not exceed 25% of the effective shareholders’ equity of the Company (the maximum indemnification amount). For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified, that the indemnification shall be paid in excess of any amount paid under the liability insurance of directors and office holders, which the Company has purchased or will purchase from time to time.

2.6.6.4	Company office holders may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association.

2.7	Remuneration in connection with termination of employment

2.7.1	Advance notice period

2.7.1.1	An office holder may be entitled to advance notice period or payment in lieu of advance notice period. The advance notice period shall be determined for each and every office holder, taking into account the parameters listed in section 2.2 above.

2.7.1.2	As a general rule, the advance notice period of an office holder shall not exceed 3 months for an office holder who was employed in the Company for less than 3 years, and shall not exceed 6 months for an office holder who was employed in the Company more than 3 years. The Remuneration Committee and Board of Directors of the Company, and where required – the General Meeting of the Company’s shareholders, may, at their discretion, taking into account the position of the office holder, his area of responsibility and his other remuneration components, approve an advance notice period that is different than the one specified above.

2.7.1.3	Over the course of the advance notice period, the office holder shall continue to do his job in the Company at the request of the Company, unless the Company decides that he will not do so, in which case the office holder may be entitled to continue and receive over the advance notice period all employment and service terms, which were agreed upon in his employment agreement.

2.7.1.4	The service and employment terms of the office holders may include a provision whereby the Company may terminate the employment of the office holder without an advance notice period in cases which deny eligibility for severance pay according to the law, including the following cases: (a) conviction of an offence involving moral turpitude; (b) an office holder who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the office holder will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from payment of severance pay.

2.7.2	Severance pay

The scope of severance pay will be determined immediately prior to the employment of the office holder, or during his employment, to the extent such employment is not expecting to terminate soon. Severance pay shall not be increased immediately prior to termination of employment. In general, an office holder who are a Company employee, will be entitled to Severance pay constituting 100% of his law monthly salary. The Company will strive that new employment agreements with office holders will include provisions in accordance with Section 14 to the Israeli Severance Pay Law, 5723-1963. Notwithstanding the foregoing, in the event that the employment of a certain office holder will terminate under circumstances which allow to deny eligibility for severance pay by law, in whole or in part, the Company will release to such office holder only his payment to the manager’s insurance/pension plan and education fund.

2.7.3	Retirement / Adaptation period

2.7.3.1.	Subject to the approval of Remuneration Committee and Board of Directors of the Company, and where required – the General Meeting of the Company’s shareholders and subject to the provisions of the law, as amended from time to time, the office holder may be entitled to an adaptation period that will not exceed six months, provided he was employed in the Company for at least two years, after the end of the advance notice period. Over the adaptation period, the office holder will receive his salary and other related employment terms as described above. An office holder may be entitled to retirement grants provided that such grant was determined in the engagement agreement with such office holder, provided further that he did not end his service in Company under circumstances which, as determined by the Company’s Board of Directors, deny eligibility for severance pay, in such case will not be entitled to any retirement grant.

2.7.4.3	When determining the amount of the retirement grant, the Company will take into account, among other things, the period of service or employment of the office holder, the terms of service and employment over the course of this period, his contribution to the achievement of the Company’s goals and maximization of its profits and the circumstances of the retirement.

2.8	Annual bonus

In addition to the fixed salary component as determined herein, the remuneration package of Company’s office holders may include eligibility to an annual bonus that is based on measurable targets and to an annual discretionary bonus (hereafter jointly: “the annual bonus”).

2.8.1	Components of the bonus

●	With regard to the Company’s CEO and an active chairman of the Board of Directors (other than CEO or active chairman of the Board of Directors who are the controlling shareholder of the Company or his relative) – most of the annual bonus will be based on measurable targets and an immaterial portion of the annual bonus (for that purpose “immaterial portion” – the higher of (a) a total of 3 (gross) monthly salaries or (b) 25% of the variable components of the bonus (actual bonus and equity-based payment) shall be a discretionary bonus that is based on qualitative criteria. Notwithstanding the above, if in a specific year the Company does not pay the CEO or the active chairman of the Board of Directors (as applicable) an annual bonus that is based on measurable targets (i.e., if the discretionary annual bonus paid to the CEO or the active chairman of the Board of Directors (as applicable) constitutes the total annual bonus paid on that year), then the amount of the discretionary bonus that the Company may pay to the CEO and to the active chairman of the Board of Directors (as applicable and separately) shall not exceed three (3) gross monthly salaries of that office holder.

●	With regard to office holders who report to the Company’s CEO – subject to the provisions of the law, office holders, who report to the CEO, may be eligible to an annual bonus that is based on measurable targets and to a discretionary annual bonus. It should be clarified that the whole amount of annual bonus payable to office holders, who report to the Company’s CEO may be a discretionary bonus (unlike an annual bonus that is based on measurable targets).

2.8.2	Annual bonus that is based on measurable targets

The amount of the annual bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every office holder, as possible, at the time of determining the Company’s budget for the forthcoming year, in accordance with the role of the relevant office holder, by the competent organs of the Company (in accordance with the provisions of the law and the positions of the Securities Authority, as amended from time to time). It is hereby clarified the in regard to office holders, who report to the CEO, such measurable targets may be determined only by the Company’s CEO.

2.8.2.1	Subject to the provisions of the law and the positions of the Securities Authority (as amended from time to time):

a.	The Remuneration Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to active directors, if one of the following is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the remuneration policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Remuneration Committee and Board of Directors.

(2)	All of the following conditions are met: (a) the resolution is in line with the remuneration policy; (b) the office holder in question serves both as a director and in an operational role in the Company; (c) The Remuneration Committee and Board of Directors approved the targets, but the directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other office holders in the Company).

b.	The Remuneration Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an office holder, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the remuneration policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Remuneration Committee and Board of Directors.

(2)	Measurable targets based on financial statements data and which applies in the same manner to the controlling shareholder and his relative and to every other office holders, provided that all of the following conditions are met: (a) the number of the other office holders which such targets apply, is significantly higher than the number of office holder which is the controlling shareholder or his relative; (b) the potential grant to the other office holder is significantly higher than the potential grant to the office holder which is the controlling shareholder or his relative (in absolute numbers); (c) the cost of the grants attributed to the controlling shareholder, taking into account his holdings in the Company, will be significantly higher than the total grant he will be entitled to in the event of meeting the targets, so it is clear that the controlling shareholder has a slight and negligible interest in determining the targets.

Set forth below are some suggested criteria for the annual bonus that is based on measurable targets. It should be clarified that this list is not a closed and binding list. The Remuneration Committee and the Board of Directors may consider adding or removing some of those criteria, taking into account the role of each office holder, this areas of responsibility and the Company’s activity.

1.	Bonus that is based on financial targets – a bonus that is based on meeting principal and personal performance metrics that are quantified and set out in the Company’s work plan and attributed to the relevant office holder. These performance metrics may include, among other things: sales and marketing targets.

(a)	Engagement in products distribution contracts.
(b)	Engagement in collaboration contracts.
(c)	Achievement of product development milestones.
(d)	Completion of development of new technologies.
(e)	Production and growth metrics relating to scope of activity.
(f)	Recruitment and retainment of customers.
(g)	Reducing costs.
(h)	Implementation, promotion and completion of planned projects.
(i)	Achievement of targets/milestones relating to implementation of principal projects and processes of the Company.
(j)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.
(k)	Achievement of financial targets: raising loans, bonds, public offering of shares, etc.

At the end of each year, the Remuneration Committee and Board of Directors, or the Company’s CEO, as applicable, will review the office holders’ meeting their measurable targets in order to determine that component of the annual bonus, which is based on measurable targets. The Remuneration Committee and Board of Directors, or the Company’s CEO, as applicable, may determine to pay only part of the component of the annual bonus, which is based on measurable targets, if the office holder meets only some of the targets.

2.8.2.2	Neutralization of one-off events

As part of the calculation of the eligibility to annual bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board of Directors or the Remuneration Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

2.8.3	Annual discretionary bonus

Subject to the recommendation of the Company’s CEO in connection with office holders who report to him, and in respect of the CEO and the active directors – subject to the recommendation of the Board of Directors, the Company’s competent organs shall be allowed (subject to the provisions of the law and the positions of the Securities Authority (as amended from time to time)), to award a discretionary bonus to Company’s office holders, based, among other things, on the following qualitative criteria (hereafter – “annual discretionary bonus”).

1.	The office holder’s contribution to the Company’s business, the maximization of its profits and the enhancement of its strength and stability.

2.	The Company’s need to recruit or retain an office holder with unique skills, knowledge or expertise.

3.	The extent of responsibility delegated to the office holder.

4.	Changes that have taken place over the last year with regards to the areas of responsibility of the office holder.

5.	Satisfaction from the performance and functioning of the office holder.

6.	Appreciation to the office holder’s ability to work in collaboration and coordination with the team.

7.	The office holder’s contribution to corporate governance and to proper control environment and ethics.

8.	The office holder’s contribution to the promotion and development of employees and managers, insofar as this is relevant to his role.

The Company’s competent organs shall approve this component based, among other things, on data presented by the Company’s management and based on personal assessment and recommendation issued by the Company’s CEO (with regard to office holders who report to him) and by the Company’s Board of Directors with regard to active directors and the CEO, while listing the underlying reasons for their recommendation.

2.8.4	The annual bonus ceiling of office holders as of date of payment thereof (both in respect of discretionary bonus and in respect of bonus based on measurable targets:

Role	Maximum annual bonus[9] as of date of payment thereof (in terms of cost of payroll4)

Active chairman of the Board of Directors	Up to 6 salaries (subject to the provisions of section 2.8.1 above)
CEO	Up to 6 salaries (subject to the provisions of section 2.8.1 above)
VPs and other office holders who report to the CEO	Up to 4 salaries

2.8.5	The Remuneration Committee and Board of Directors may decide to postpone the payment of the annual bonus or reduce the amount of the annual bonus to which the office holder is entitled, at their own discretion.

2.8.6	The Company may pay an office holder, who has not completed a full year of employment, a proportionate share of the bonus according to the period of employment of the office holder.

2.8.7	The office holder shall repay to the Company that portion of the bonus he received, which was based on measurable targets, should it be determined that this component was paid to him on the basis of erroneous data and/or data that were restated in the Company’s financial statements, provided that the date of restatement of the financial statements does not fall later than three years after the original approval of the relevant financial statements.

2.9	Long-term remuneration

2.9.1	Subject to the approval of a long-term remuneration plan by the Company in accordance with the provisions of the law, the Company may allocate to office holders and from time to time options and/or restricted shares (“share-based payment”) and/or another long-term remuneration, including a remuneration that is based on the performance of the Company’s share (such as phantom options), as part of the remuneration package.

9 The ceiling is in respect of the whole annual bonus – bonus based on measurable targets + discretionary bonus.

2.9.2	The annual value[10] of the share-based payment paid to each office holder, as of the date of grant thereof, shall not exceed 200% of the cost of payroll[11] of such office holder. Such value will be determined in accordance with acceptable valuations methods at the date of grant thereof.

2.9.3	Should the Company decide the award options:

2.9.3.1	The Company will maintain securities-based remuneration plan in accordance with Section 2012 to the Income Tax Ordinance or other tax provisions that apply to the Company and/or its employees in accordance with the territory in which they operate. However, the Company’s Remuneration Committee and Board of Directors will be entitled to grant options in the absence of such plan.

2.9.3.2	Each of the options that the Company will award will be exercisable into one ordinary Company share in consideration for a price that will not be less than the average share price on the Tel Aviv Stock Exchange over the last 30 trading days preceding the date on which the Board of Directors of the Company decided to award the options.

2.9.3.3	The vesting period of the options to be awarded by the Company will be at least 3 years until vesting of all options that were allocated when every quarter (or a longer period of time as determined by the Company’s Board of Directors) a proportionate share of the amount of the allocated options will vest. Nevertheless, the Remuneration Committee and the Company’s Board of Directors are authorized to determine that despite the above vesting provisions, the options shall be exercisable upon the achievement of targets that they will set close before the award of the options.

2.9.3.4	The vesting period may be accelerated upon the occurrence of special events, such as change of control in the Company and/or sale of operations and/or the end of the tenure of an office holder under special circumstances (such as death of illness).

2.9.3.5	The options shall expire no later than 7 years after the date of allocation.

2.9.4	As part of the discussion on the award of share-based payment to a Company office holder, the Remuneration Committee and the Company’s Board of Directors, and where required – the general meeting of the Company’s shareholders, will assess whether the said award constitutes an appropriate incentive that will contribute to the maximization of the Company’s value in the long-term.

2.9.5	Share-based payment shall be awarded after the assessment of the economic value of the said award, the exercise prices and the exercise periods.

2.10	The ratio between the fixed salary component and the variable components[9]

Role	The ratio between the variable components and the fixed components

Active chairman of the Board of Directors	Up to 2.5
CEO	Up to 2.5
VPs and other office holders who report directly to the CEO	Up to 2

2.11	Extending the term of existing agreements with Company office holders and making amendments to those agreements

2.11.1	Prior to extending the term of the employment agreement with a Company office holder (whether this involves changes to the terms of employment or not), the office holder’s existing remuneration package will be assessed in relation to the parameters set out in section 2.2 above and bearing in mind the payroll review, which was conducted by the Company as per section 2.3 above.

10 The value of share-based compensation that vested in a period of 12 months from the grant date.

11 For that purpose, the “variable components” include the annual value of the share-based payment.

2.11.2	Subject to the provisions of the law and the positions of the Securities Authority, as amended from time to time, immaterial changes made to the service terms of the Company’s CEO will need to be approved by the Remuneration Committee alone, if the latter approved that the changes are, indeed, immaterial and the change complies with the provisions of this remuneration policy.

2.11.3	Subject to the provisions of the law and the positions of the Securities Authority, as amended from time to time, immaterial changes made to the service and employment terms of the office holders who report to the Company’s CEO shall be approved by the Company’s CEO alone and the approval of the Remuneration Committee will not be required, provided that the service and employment terms of that office holder comply with the provisions of this remuneration policy.

In sections 2.11.2 and 2.11.3 above, “immaterial changes to the service and employment terms” are changes, the aggregate value of which does not exceed 10% of the overall annual cost of remuneration of the office holder.

2.12	Remuneration of directors

2.12.1	Company’s directors will be eligible to remuneration in accordance with the Companies Regulations (Rules Regarding Remuneration and Expenses to External Director), 2000 (hereafter – “the remuneration regulations”) and which will not exceed the maximum remuneration set in the remuneration regulations (including the maximum remuneration to an external expert director, which is set in the remuneration regulations). This section will not apply to directors, who will serve as active directors and who will be eligible to remuneration in accordance with other provisions of this remuneration policy.

2.12.2	Notwithstanding the provisions of section 2.12.1, directors, who serve in other positions in the Company in addition to their service as directors, shall be eligible to salary as paid in the Company for similar positions.

2.12.3	The directors, who serve in the Company, may be eligible to reimbursement of reasonable expenses; they will also be eligible to insurance, indemnification and exemption arrangements as described in section 2.6.6 above, all in accordance with the provisions of the Company’s articles of association and the provisions of this remuneration policy.

3.	The powers of the Remuneration Committee and the Company’s Board of Directors with regard to the remuneration policy

3.1	The Company’s Board of Directors is charged with the management of the remuneration policy and all actions required for management thereof, including the power to interpret the provisions of the remuneration policy where doubts arise as to the manner of its implementation.

3.2	The Company’s Remuneration Committee and Board of Directors will assess, from time to time, the remuneration policy and the need to adjust it, inter alia, in accordance with the considerations and principles set out in this policy, while taking into account the changes in the Company’s goals, market conditions, Company’s profits and revenues in previous periods in in real time and any other relevant information.

3.3	In order to assess the Company’s remuneration policy, the Company’s Remuneration Committee and its Board of Directors will monitor the implementation of the remuneration policy in the Company.

Exhibit B

Extract of analysis of the terms of compensation of chief executive officers

Findings - Chief Executive Officer

Salary data for 2017 of 9 CEO's compiling a comparison group for Foresight CEO, are presented in the table below

(the figures below are on annual basis in NIS in thousands)

Company	Cost of Salary	Bonus	Share-Based Payment	Overall Cost of Remuneration	Office Holder
Algomizer	792	150	246	1,188	Noam Band
Allot Communications	1,241	243	479	1,963	Erez Antebi
Amat	1,695	2,763		4,458	Yoav Winberg
Babylon	1,084	390	1,040	2,514	Shanit Peer Tzfoni
One Software Technologies	1,411	1,239	375	3,025	Shai Ozon
Taldor Computer Systems (1986)	1,500	767	172	2,439	Nati Avrahami
Computer Direct Group	2,599	990		3,589	Adi Eyal
Malam Team	1,411	100	1,442	2,953	Udi Wientraub
Perion Network	2,202	139	807	3,148	Doron Gerstel
Average	1,548	753	652	2,809
Foresight	964		1,633	2,596	Haim Siboni(*)

(*) Mr. Siboni's cost of salary is NIS 771,000 for 80% position. Mr. Siboni's salary is presented in the table above on cost basis and is standardized for 100% position.

Distribution of findings on compensation payable to CEOs in a comparison group, based on 2017 data, in comparison to Foresight CEO, is presented in the table below.

(the figures below are on annual basis in NIS in thousands)

	Salary Data Comparosin Group							Foresight
	Occurance	Minimum	First Quarter - 25%	Second Quarter - 50%	Average	Second Quarter - 75%	Maximum	CEO	Percentage
Cost of Salary	9	792	1,241	1,411	1,548	1,695	2,599	964	7%
Bonus	9	100	150	390	753	990	2,763	-	-
Share-Based Payment	7	172	311	479	652	924	1,442	1,633	above the scale
Total Compensation	9	1,188	2,439	2,953	2,809	3,148	4,458	2,596	40%

B-1

Exhibit C

Extract of analysis of the terms of compensation of HR executives

Findings - VP Human Recourses

Salary data for the year 2017 of 11 VP's are presented in the table below

(the figures below are on annual basis in NIS in thousands)

Company	Cost of Salary	Bonus	Share-Based Payment	Overall Cost of Remuneration	Office Holder	Market Value 31.12.2017	Position
Averbuch	724			724	Haim Averbuch	156,206	VP Operations and parquet sector
Orad	456			456	Amnon Adoram	158,552	VP regulation sector
S.T.G.	538			538	Eyal Wielf	41,722	VP bussiness development
Ganigar	689	105		794	Alexandro Mangeti	447,809	VP subsidiary's sales
Hod Assaf	1,057	200		1,257	David Zilberberg	183,374	VP commecial
Maman	1,054	190		1,244	Tausig Oron	349,876	VP cargo terminal
M. Aviv	284	20		304	Ilana Nissimi	148,515	VP human recourses
M. Aviv	385			385	Aya Aviv	148,515	VP IT
Hanan Mor Group	574			574	Amit Gal	256,132	VP projects
Rekah	591			591	Ronit Tzelnick	346,500	VP special projects
Tadir Gan	452		3	455	Ravit Levi Dadon	185,701	VP marketing and sales
Average	619	129	3	666
Actual Salary (*)	189		122	311	Sivan Siboni Scherf		VP human recourses
Proposed Salary (**)	473		122	595	Sivan Siboni Scherf		VP human recourses

(*) Mrs. Siboni's actual monthly salary is NIS 9,000 for 80% position. Mrs. Siboni's salary is presented in the table above on cost basis and is standardized for 100% position.

(**) Mrs. Siboni's proposed monthly salary is NIS 22,500 for 80% position. Mrs. Siboni's salary is presented in the table above on cost basis and is standardized for 100% position.

Distribution of findings on compensation payable to VPs HR in a comparison group, based on 2017 data, in comparison to Foresight VP HR, is presented in the table below.

(the figures below are on annual basis in NIS in thousands)

	Salary Data Comparosin Group							Foresight		Foresight
	Occurance	Minimum	First Quarter - 25%	Second Quarter - 50%	Average	Second Quarter - 75%	Maximum	VP HR Actual Salary	Percentage	VP HR Suggested Salary	Percentage2
Cost of Salary	11	284	454	574	619	707	1,057	189	below the scale	473	32%
Bonus	4	20	84	148	129	193	200	-	-		-
Share-Based Payment	1	3	3	3	3	3	3	122	above the scale	122	above the scale
Total Compensation	11	304	455	574	666	759	1,257	311	below the scale	595	60%

C-1

Exhibit D

Extract of principal terms of the New Development Agreement

The Company hereby amends, subject to shareholders’ approval, the terms the Development Agreement, as follows:

1.	Magna will continue to provide the Subsidiary with software development services in consideration of monthly payments at agreed rates for each of Magna’s employees for the time actually invested by them in rendering the services to the Subsidiary; in any event the aggregate monthly consideration payable to Magna shall not exceed NIS 245,000 plus VAT (the “New Monthly Consideration”), instead of the monthly cap of NIS 200,000 plus VAT under the Current Development Agreement; The New Monthly Consideration is calculated, inter alia, based on Magna’s employees’ 32% overhead costs (which percent rate is identical to the overhead costs rate set forth in the Current Development Agreement) and in any event is capped to a monthly amount of NIS 57,246; and 5% profit margin. Current Development Agreement did not provide for Magna’s profit, the Services were provided ‘at cost’.

2.	By Magna’s request, the New Monthly Consideration may be increased by up to NIS 17,500 for the first year, up to NIS 19,500 for the second year and up to NIS 21,500 for the third year (representing 10% of Magna’s employees’ expected aggregate salaries for each year, excluding Magna’s profit and overhead costs) in order to retain Magna’s employees involved in rendering the services to the Subsidiary, against actual and documented increases in such employees’ salaries. Such arrangement did not exist in the Current Development Agreement;

3.	The New Development Agreement is for a term of one year and may be renewed for two (2) additional one-year terms. The Subsidiary shall be entitled to terminate the New Development Agreement for no cause, by six (6) month written notice. Each party has a right to terminate the New Development Agreement for cause, under circumstances customary to such types of transactions (including material breach of the New Development Agreement by the other party; liquidation, dissolution or winding up; etc.), as was already provided for under the Current Development Agreement.

D-1

Exhibit E

Alternative costs survey

	Magna		In Comparison to Foresight
Position	Cost of salary in NIS of Magna's employees (according to pricing list as of September 2018) For 100% position	For an average of 75% position employment for Foresight, overhead expenses (32%), and revenue (5%) on top (in NIS)	Cost of salary in NIS of current Foresight employees based on 100% position	Cost of salary in NIS of current Foresight employees based on 75% position

VP R&D - electro optics specialist	34,744	26,058	54,000
Engineer - image processing specialist	39,947	29,960	50,000
Engineer - software	12,330	9,248	32,000
Engineer - system engineering	15,360	11,520	36,000
Mechanical engineer - hardware/software	33,444	25,083	32,000
Engineer - software	10,886	8,165	32,000
Practical engineer - R&D and experiments	14,937	11,203	22,000
Practical engineer - R&D and experiments	13,688	10,266	22,000
R&D and experiments technician	14,109	10,582	22,000
Software engineer	32,855	24,641	32,000
	8,110	6,083	22,000
Other
Administrative manager	15,779	3,907	4,000
Back office Magna-Foresight project assitance	7,567	2,181	3,000
	Overall Salary	178,895	363,000	272,250
	Overhead Expenses (32%)	57,246
	Overall (before VAT)	236,142
	Revenue (5%)	11,807
	Overall (before VAT)	247,949
	Cap	245,000

For an average of 75% position employment for Foresight, overhead expenses (32%), and revenue (5%) on top

E-1